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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

HOSPITALITY PROPERTIES TRUST
(Name Of Subject Company (Issuer) and Filing Person (Offeror))

3.80% CONVERTIBLE SENIOR NOTES DUE 2027
(Title of Class of Securities)

44106MAK8 and 44106MAJ1
(CUSIP Number of Class of Securities)

John G. Murray
President and Chief Operating Officer
Hospitality Properties Trust
400 Centre Street
Newton, Massachusetts 02458
(617) 964-8389
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Alexander A. Notopoulos, Jr., Esq.
Sullivan & Worcester LLP
One Post Office Square
Boston, Massachusetts 02109
(617) 338-2800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$265,504,538	$18,930.48

*
Calculated solely for purpose of determining the amount of the filing fee and based upon a purchase of $264,750,000 principal amount of 3.80% Convertible Senior Notes due 2027 plus accrued and unpaid interest up to, but not including, the date of payment for the Notes accepted for payment.

**
The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. #4 for Fiscal Year 2010, issued on December 17, 2009, equals $71.30 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	Not applicable
Form or Registration No.:	Not Applicable	Date Filed:	Not applicable
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐ third party tender offer subject to Rule 14d-1.	☐ going-private transaction subject to Rule 13e-3.
☒ issuer tender offer subject to Rule 13e-4.	☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions(s) relied upon:

☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

        This Tender Offer Statement on Schedule TO (the "Schedule TO") relates to an offer by Hospitality Properties Trust, a Maryland real estate investment trust (the "Company"), to purchase for cash any and all of the Company's outstanding 3.80% Convertible Senior Notes due 2027 (the "Notes") validly tendered and accepted. The Notes were issued by the Company on March 7, 2007 and March 14, 2007. The offer is made upon the terms and subject to the conditions contained in the Offer to Purchase dated March 15, 2010 (as amended or supplemented from time to time, the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(i), and the related Letter of Transmittal (as amended or supplemented from time to time, the "Letter of Transmittal"), a copy of which is attached hereto as Exhibit (a)(1)(ii) (which together with the Offer to Purchase constitutes the "Offer").

        This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The information in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference as set forth below.

Item 1.    Summary Term Sheet.

        The information under the heading "Summary Term Sheet" in the Offer to Purchase is incorporated herein by reference in response to this Item 1.

Item 2.    Subject Company Information.

        a.    Name and address.    The issuer of the Notes that are subject to the Offer is Hospitality Properties Trust, a Maryland real estate investment trust. The address and telephone number of its principal executive offices are 400 Centre Street, Newton, Massachusetts, 02458, telephone (617) 964-8389.

        b.    Securities.    The subject class of securities is the 3.80% Convertible Senior Notes due 2027 of the Company. As of December 31, 2009, there was outstanding $264,750,000 aggregate principal amount of the Notes.

        c.    Trading Market and Price.    The Notes are not listed on any national securities exchange. There is no established public reporting or trading system for the Notes and the Company believes trading in the Notes has been limited and sporadic. However, the Notes are eligible for trading on the Private Offerings, Resales and Trading through Automated Linkages Market of the Nasdaq Stock Market, Inc. (the "PORTAL Market"). The Company's common shares of beneficial interest, into which the Notes are convertible, are listed on the New York Stock Exchange under the symbol "HPT." The information set forth in the Offer to Purchase under the caption "Market Price Information" is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        The Company is the filing person. The business address and telephone number of the Company are set forth under Item 2(a) above and are incorporated herein by reference.

        The names of the executive officers and trustees of the Company who are persons specified in Instruction C to Schedule TO are set forth below. The address for each such person is: c/o Hospitality Properties Trust, 400 Centre Street, Newton, Massachusetts, 02458, and the telephone number for each such person is: (617) 964-8389.

Name	Office
John G. Murray	President, Chief Operating Officer and Assistant Secretary
Mark L. Kleifges	Treasurer and Chief Financial Officer
Ethan S. Bornstein	Senior Vice President
Barry M. Portnoy	Managing Trustee
Adam D. Portnoy	Managing Trustee
John L. Harrington	Independent Trustee
William A. Lamkin	Independent Trustee
Bruce M. Gans	Independent Trustee

        The Company's day to day operations are conducted by Reit Management & Research LLC ("RMR"). RMR originates and presents investment and divestment opportunities to the Company's board of trustees and provides management and administrative services to the Company. RMR is a Delaware limited liability company beneficially owned by Barry M. Portnoy and Adam D. Portnoy, the Company's Managing Trustees. RMR has a principal place of business at 400 Centre Street, Newton, Massachusetts 02458, and its telephone number is (617) 332-3990. The directors of RMR are Barry M. Portnoy, Adam D. Portnoy, Gerard M. Martin, formerly one of our Managing Trustees, and David J. Hegarty. The executive officers of RMR are Adam D. Portnoy, President and Chief Executive Officer; Jennifer B. Clark, Executive Vice President and General Counsel; David J. Hegarty, Executive Vice President and Secretary; Mark L. Kleifges, Executive Vice President; John G. Murray, Executive Vice President; Thomas M. O'Brien, Executive Vice President; John C. Popeo, Executive Vice President, Treasurer and Chief Financial Officer; David M. Blackman, Senior Vice President; Ethan S. Bornstein, Senior Vice President; Richard A. Doyle, Senior Vice President; Paul Hoagland, Senior Vice President; David M. Lepore, Senior Vice President; Bruce J. Mackey Jr., Senior Vice President; John A. Mannix, Senior Vice President; and Andrew J. Rebholz, Senior Vice President. Messrs. Bornstein, Kleifges and Murray are also the Company's executive officers. Other officers of RMR also serve as officers of other companies to which RMR provides management or other services.

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Item 4.    Terms of the Transaction.

        a.    Material terms.    The information set forth in the Offer to Purchase, most specifically under the sections captioned "Terms of the Offer," "Certain Significant Considerations" and "Material United States Federal Income Tax Consequences," is incorporated herein by reference.

        b.    Purchases.    The information set forth in the Offer to Purchase, most specifically under the section captioned "Security Ownership" is incorporated herein by reference.

Item 5.    Past Contracts, Transactions, Negotiations and Agreements.

        e.    Agreements Involving the Subject Company's Securities.

        The Company is party to the following agreements relating to the Notes:

        (a)   Indenture, dated as of February 25, 1998, between the Company and State Street Bank and Trust Company, which is filed as Exhibit (d)(1) to this Schedule TO and is incorporated herein by reference;

        (b)   Supplemental Indenture No. 10, dated as of March 7, 2007, between the Company and U.S. Bank National Association, including the form of Note, which is filed as Exhibit (d)(2) to this Schedule TO and is incorporated herein by reference.

        The Company was also party to a Registration Rights Agreement, dated as of March 7, 2007, between the Company and the Initial Purchasers named therein. However, the Registration Rights Agreement has terminated by its terms.

        A description of the Notes is set forth under caption "Item 3.02. Unregistered Sales of Equity Securities" in the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission (the "SEC") on March 7, 2007 and is incorporated herein by reference.

        The Company is party to the following equity compensation plans:

        (a)   The Company's 1995 Incentive Share Award Plan (as amended the "1995 Plan"), which is filed as Exhibits (d)(3) and (d)(4) to this Schedule TO and is incorporated herein by reference; and

        (b)   The Company's 2003 Incentive Share Award Plan (the "2003 Plan"), which is filed as Exhibit (d)(5) to this Schedule TO and is incorporated herein by reference.

        Descriptions of the 1995 Plan and the 2003 Plan are set forth under caption "Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" in the Company's Annual Report on Form 10-K, filed with the SEC on February 24, 2010, which descriptions are incorporated herein by reference.

        The Company is party to the following agreements relating to its capital stock:

        (a)   Renewed Rights Agreement, dated as of May 15, 2007, between the Company and Wells Fargo Bank, National Association, as Rights Agent (the "Renewed Rights Agreement"), which is filed as Exhibit (d)(7) to this Schedule TO and is incorporated herein by reference.

        A description of the Renewed Rights Agreement is set forth under caption "Item 1.01. Entry into a Material Definitive Agreement" in the Company's Current Report on Form 8-K, filed with the SEC on May 16, 2007 and is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plan or Proposals.

        a.    Purposes.    The information set forth in the Offer to Purchase, most specifically under the sections captioned "Summary Term Sheet—Why is HPT making the Offer?" and "Purpose of the Offer," is incorporated herein by reference.

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        b.    Use of Securities Acquired.    The Notes acquired pursuant to the Offer will be retired and cancelled and will cease to be outstanding.

        c.    Plans.    The information set forth in the Offer to Purchase, most specifically under the section captioned "Source and Amount of Funds," is incorporated herein by reference. In addition to the purchase of these Notes, the Company reserves the right to issue shares of beneficial interest or debt securities and to utilize a portion of its available cash balances to purchase, redeem or otherwise retire shares of beneficial interest or debt securities from time to time.

Item 7.    Source and Amount of Funds or Other Consideration.

        a.    Source of Funds.    The information set forth in the Offer to Purchase, most specifically under the section captioned "Source and Amount of Funds," is incorporated herein by reference.

        b.    Conditions.    The information set forth in the Offer to Purchase, most specifically under the section captioned "Terms of the Offer—Conditions to the Offer," is incorporated herein by reference.

        d.    Borrowed Funds.    The information set forth in the Offer to Purchase, most specifically under the section captioned "Source and Amount of Funds," is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

        a.    Securities ownership.    The information set forth in the Offer to Purchase, most specifically under the section captioned "Security Ownership," is incorporated herein by reference.

        b.    Securities transactions.    The information set forth in the Offer to Purchase, most specifically under the section captioned "Security Ownership," is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

        a.    Solicitations or Recommendations.    The information set forth in the Offer to Purchase, most specifically under the section captioned "The Dealer Managers, Depositary and Information Agent," is incorporated herein by reference.

Item 10.    Financial Statements.

        a.    Financial Information.    Not applicable.

        b.    Pro Forma Information.    Not applicable.

Item 11.    Additional Information.

        a.    Agreements, regulatory requirements and legal proceedings.    Not applicable.

        b.    Other material information.    Not applicable.

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Item 12.    Exhibits.

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated March 15, 2010.
(a)(1)(ii)	Form of Letter of Transmittal.
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)	Press Release issued by the Company on March 15, 2010.
(b)(1)
Amended and Restated Credit Agreement, dated as of May 23, 2005, among the Company, Wachovia Bank, National Association, as Agent, and the additional agents, arrangers and financial institutions initially a signatory thereto. (Incorporated by reference to the Company's Current Report on Form 8-K dated May 23, 2005.)
(b)(2)
First Amendment to Amended and Restated Credit Agreement, dated as of August 22, 2006, among the Company, Wachovia Bank, National Association, as Agent, and the additional agents, arrangers and financial institutions signatory thereto. (Incorporated by reference to the Company's Current Report on Form 8-K dated August 22, 2006.)
(b)(3)
Second Amendment to Amended and Restated Credit Agreement, dated as of January 12, 2007, among the Company, Wachovia Bank, National Association, as Agent, and the additional agents, arrangers and financial institutions signatory thereto. (Incorporated by reference to the Company's Current Report on Form 8-K dated January 22, 2007.)
(d)(1)
Indenture, dated as of February 25, 1998, between the Company and State Street Bank and Trust Company. (Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1997.)
(d)(2)
Supplemental Indenture No. 10, dated as of March 7, 2007, between the Company and U.S. Bank National Association, relating to the Company's 3.80% Convertible Senior Notes due 2027, including form thereof. (Incorporated by reference to the Company's Current Report on Form 8-K dated March 7, 2007.)
(d)(3)	The Company's 1995 Incentive Share Award Plan. (Incorporated by reference to the Company's Registration Statement on Form S-11 (File No. 33-92330).)
(d)(4)	Amendment to the Company's 1995 Incentive Share Award Plan effective as of May 30, 2003. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.)
(d)(5)	The Company's 2003 Incentive Share Award Plan effective as of May 30, 2003. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.)
(d)(6)	Form of Restricted Share Agreement. (Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2008.)
(d)(7)
Renewed Rights Agreement, dated as of May 15, 2007, between the Company and Wells Fargo Bank, National Association, as Rights Agent. (Incorporated by reference to the Company's Current Report on Form 8-K dated May 16, 2007.)
(g)	None.
(h)	None.

Item 13.    Information required by Schedule 13E-3.

        Not applicable.

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 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HOSPITALITY PROPERTIES TRUST
By:	/s/ MARK L. KLEIFGES
Name:	Mark L. Kleifges
Title:	Chief Financial Officer and Treasurer

Dated: March 15, 2010

 EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated March 15, 2010.
(a)(1)(ii)	Form of Letter of Transmittal.
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)	Press Release issued by the Company on March 15, 2010.
(b)(1)
Amended and Restated Credit Agreement, dated as of May 23, 2005, among the Company, Wachovia Bank, National Association, as Agent, and the additional agents, arrangers and financial institutions initially a signatory thereto. (Incorporated by reference to the Company's Current Report on Form 8-K dated May 23, 2005.)
(b)(2)
First Amendment to Amended and Restated Credit Agreement, dated as of August 22, 2006, among the Company, Wachovia Bank, National Association, as Agent, and the additional agents, arrangers and financial institutions signatory thereto. (Incorporated by reference to the Company's Current Report on Form 8-K dated August 22, 2006.)
(b)(3)
Second Amendment to Amended and Restated Credit Agreement, dated as of January 12, 2007, among the Company, Wachovia Bank, National Association, as Agent, and the additional agents, arrangers and financial institutions signatory thereto. (Incorporated by reference to the Company's Current Report on Form 8-K dated January 22, 2007.)
(d)(1)
Indenture, dated as of February 25, 1998, between the Company and State Street Bank and Trust Company. (Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1997.)
(d)(2)
Supplemental Indenture No. 10, dated as of March 7, 2007, between the Company and U.S. Bank National Association, relating to the Company's 3.80% Convertible Senior Notes due 2027, including form thereof. (Incorporated by reference to the Company's Current Report on Form 8-K dated March 7, 2007.)
(d)(3)	The Company's 1995 Incentive Share Award Plan. (Incorporated by reference to the Company's Registration Statement on Form S-11 (File No. 33-92330).)
(d)(4)	Amendment to the Company's 1995 Incentive Share Award Plan effective as of May 30, 2003. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.)
(d)(5)	The Company's 2003 Incentive Share Award Plan effective as of May 30, 2003. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.)
(d)(6)	Form of Restricted Share Agreement. (Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2008.)
(d)(7)
Renewed Rights Agreement, dated as of May 15, 2007, between the Company and Wells Fargo Bank, National Association, as Rights Agent. (Incorporated by reference to the Company's Current Report on Form 8-K dated May 16, 2007.)
(g)	None.
(h)	None.

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contracts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plan or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information required by Schedule 13E-3.
SIGNATURE
EXHIBIT INDEX